FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

STOCK EXCHANGE RELEASE October 21, 2015	1

Nokia announces receipt of all required regulatory approvals to proceed with the filing of its public exchange offer for Alcatel-Lucent

Nokia Corporation

Stock Exchange Release

October 21, 2015 at 15:40 (CET +1)

Nokia announces receipt of all required regulatory approvals to proceed with the filing of its public exchange offer for Alcatel-Lucent

Espoo, Finland - Nokia announced today that it has satisfied all of the material conditions to the filing of its public exchange offer (“Exchange Offer”) for Alcatel-Lucent. This follows the decision by the French Ministry of Economy (MINEFI) to approve the proposed transaction today.

“Today’s approval by France moves Nokia an important step closer to joining with Alcatel-Lucent and creating a new leader in next generation technology and services for an IP connected world,” said Nokia President and CEO, Rajeev Suri. “I would like to thank French Minister of the Economy Emmanuel Macron and his team for the constructive engagement we have enjoyed throughout this process. We now look forward to providing our shareholders with the opportunity to approve the proposed transaction, and to giving Alcatel-Lucent shareholders and convertible bondholders the chance to exchange their securities for shares in Nokia. We firmly believe that this combination is a long-term value creation opportunity for both sets of investors and other stakeholders.”

With such material regulatory approvals now received, Nokia intends to proceed with the filing of the Exchange Offer for Alcatel-Lucent securities. The Exchange Offer will comprise of a French public exchange offer (the “French Offer”) and a U.S. public exchange offer (the “U.S. Offer”). Once the Exchange Offer period opens, the proposed transaction will remain subject to approval by Nokia shareholders and the successful closing of the Exchange Offer. The initial Exchange Offer settlement date is expected to be in the first quarter of 2016.

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As part of the Exchange Offer, consideration of 0.55 of a newly issued ordinary share of Nokia (subject to adjustments for any dividend other than the previously paid Nokia dividend for 2014) will be offered in exchange for each ordinary share of Alcatel-Lucent (including ordinary shares of Alcatel-Lucent represented by American depositary shares) issued and outstanding and tendered into the Exchange Offer. An equivalent offer will be made for each outstanding class of Alcatel-Lucent OCEANEs (OCEANE 2018, OCEANE 2019 and OCEANE 2020).

The U.S. Offer will be made pursuant to a registration statement on Form F-4 filed initially with the Securities and Exchange Commission on August 14, 2015. The French Offer will be made pursuant to a separate French offer document that will be filed later with the Autorité des Marchés Financiers.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

About Alcatel-Lucent

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. It is dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Its mission is to invent and deliver trusted networks to help its customers unleash their value. Every success has its network. For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

MICROSITE DETAILS

Further information on the transaction can be found at: www.newconnectivity.com

MEDIA ENQUIRIES

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

STOCK EXCHANGE RELEASE October 21, 2015	3

Alcatel-Lucent

Communications

Simon Poulter, simon.poulter@alcatel-lucent.com

Tel: +33 (0)1 55 14 10 06

Valerie La Gamba, valerie.la_gamba@alcatel-lucent.com

Tel: + 33 (0)1 55 14 15 91

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to the expected timing of the filing, opening, closing and settlement of the proposed public exchange offers, satisfaction of conditions precedent, including stock exchange clearances and shareholder approvals and the value of the combined company. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of the parties to obtain the necessary stock exchange clearances to open the public exchange offers, and minimum tender acceptances and shareholder approvalto close and ultimately to consummate the pending transaction.

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The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This release relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), a preliminary draft of which was filed by Nokia with the SEC on August 14, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

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The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), containing detailed information with regard to the French public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).